SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________________ to _________________

Commission File Number: 1-3950

FORD MOTOR COMPANY SAVINGS AND STOCK
INVESTMENT PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)

FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits, as of December 31, 2011 and December 31, 2010.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

Schedule I – Schedule of Assets Held at End of Year as of December 31, 2011.

EXHIBITS

Designation	Description	Method of Filing

Exhibit 23	Consent of Plante & Moran, PLLC	Filed with this Report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as Amended, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR COMPANY SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 25, 2012	By:	/s/ Pamela deVeer
Pamela deVeer, Member
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee

EXHIBIT INDEX

Designation	Description

Exhibit 23	Consent of Plante & Moran, PLLC

Ford Motor Company
Savings and Stock Investment Plan
for Salaried Employees

Financial Report

December 31, 2011

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2011 and 2010 and the changes in net assets for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Southfield, Michigan
June 25, 2012

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Statement of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Participant-directed investments:
Investment in Ford Defined Contribution Plans
Master Trust (Note 3)	$6,649,911,224	$7,679,008,080
Participant notes receivable	87,194,412	86,884,511
Contributions receivable:
Employee	11,155,325	11,052,087
Employer	3,288,424	3,265,058
Total contributions receivable	14,443,749	14,317,145

Net Assets Reflecting All Investments at Fair Value	6,751,549,385	7,780,209,736

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(49,142,787)	(40,969,425)

Net Assets Available for Benefits	$6,702,406,598	$7,739,240,311

See Notes to Financial Statements.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions
Employee contributions	$235,756,352
Employer contributions	58,883,217

Total contributions	294,639,569

Net investment loss from interest in Ford Defined
Contribution Plans Master Trust (Note 3)	(994,157,608)
Interest on participant notes receivable	3,267,527

Total additions - Net	(696,250,512)

Deductions
Withdrawal of participants' accounts	(339,000,521)
Administrative expenses	(1,582,680)

Total deductions	(340,583,201)

Net Decrease in Net Assets Available for Benefits	(1,036,833,713)

Net Assets Available for Benefits
Beginning of year	7,739,240,311

End of year	$6,702,406,598

See Notes to Financial Statements.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
                                                                                                                                          December 31, 2011 and 2010

Note 1 -	Description of the Plan

The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the “Plan”) provides only general information.  Participants should refer to the provisions of the Plan, which are governed in all respects by the detailed terms and conditions contained in the plan document.  The Plan was established effective February 1, 1956.

Type and Purpose of the Plan - The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the “Company”) and to provide them with an opportunity to become stockholders of the Company.  The Plan includes provisions for voting shares of Company stock.  It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Eligibility - With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan immediately following their date of hire or rehire.  Participants are eligible for any applicable company matching contributions twelve months following their date of hire or rehire.  Effective January 1, 2012, participants will be immediately eligible for any applicable company matching contributions. Certain other part-time and temporary employees also may be eligible to participate in the Plan.  Participation in the Plan is voluntary.

Contributions - Participants can contribute to the Plan on both a pre-tax and after-tax basis, subject to federal tax law and plan limits.  Participants may also elect to contribute all, or a portion, of their distributions under the Company’s Annual Incentive Compensation Plan and the Ford Motor Credit Company Variable Incentive Plan. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participant’s behalf.  Subject to limits under the Internal Revenue Code of 1986, as amended (the "Code"), pre-tax contributions are excluded from the participant’s federal and most state and local taxable income.  The Company makes matching contributions at a rate of $0.60 for each dollar contributed up to 5 percent of participants' base salary deferred.

Subject to provisions of the Plan, participants may elect to roll over amounts from other eligible retirement plans or arrangements in accordance with the Code.  For the year ended December 31, 2011, transfers from other eligible retirement plans or arrangements totaled approximately $4,673,761, which are included in employee contributions in the statement of changes in net assets available for benefits.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 1 -	Description of the Plan (Continued)

Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the statement of changes in net assets available for benefits.  No dividends were paid by the Company during the plan year ended December 31, 2011.

Participant Accounts - A participant’s account balance is comprised of employee contributions, Company matching contributions, if any, and investment income earned from the individual investment options selected by the participant.  In the absence of participant investment directions, contributions are invested in a target date retirement fund, a qualified default investment alternative (QDIA) prescribed by final regulations issued by the Department of Labor.  Certain investment options will charge a fee on short-term transfers, which is paid from the participant’s account.  The benefit to which a participant is entitled is determined from the participant’s vested account balance.

Vesting and Distribution - Participants are fully vested in account balances related to their pre-tax and after-tax contributions and earnings thereon.  Pre-tax assets, after-tax assets, and assets resulting from Company matching contributions are accounted for separately.

Company matching contributions vest three years after the original date of hire.  At that time, all assets attributable to Company matching contributions held in participants’ accounts become vested, and all future contributions vest when they are made.  In-service withdrawals of vested company matching contributions are permissible for participants who are at least 59-1/2 years of age.  Withdrawal of such contributions for participants less than 59-1/2 years of age is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 1 -	Description of the Plan (Continued)

Pre-tax assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship.

After-tax assets can be withdrawn at any time without restriction.

Distribution options include lump-sum, partial or installment payments.  Eligible rollover distributions can be rolled over to an IRA or another employer's eligible retirement plan.

Master Trust Investment Options and Participation - Participant contributions and Company matching contributions are invested in accordance with the participant’s election in one or more investments, which are held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3).

Transfer of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Participant Notes Receivable - The Plan permits participants to borrow from both their pre-tax, after-tax, and rollover accounts.  Monthly notes receivable interest rates related to these borrowings are based on the prime rate published in The Wall Street Journal on the last business day of the prior month. Participant notes receivable are collateralized by the participant’s account balance.

A participant is eligible to take out one note receivable per calendar year and to have only four notes receivable outstanding at any one time.  General notes receivable may be for a minimum of one year, but not exceeding five years.  Notes receivable related to the purchase of a primary residence may be for a maximum of ten years.

Forfeitures and Plan Administration Expenses - The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company’s future contributions to the Plan.  To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly.

Party-in-Interest Transactions - Certain Master Trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation.  State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent.  Additionally, BlackRock Institutional Trust Company, N.A., Evercore Trust Company, N.A., and SSgA are paid investment management fees by the Company on behalf of the Plan.  Fees paid to these entities for trustee, administrative, and other fees qualify as party-in-interest transactions.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 -	Summary of Significant Accounting Policies

Investments - The investments in the Ford Stock Fund, mutual funds, and money market funds are valued on the basis of quoted year-end market prices.  The Interest Income Fund, which invests in fully-benefit responsive synthetic investment contracts, is stated at contract value.  Contract value represents investments at cost, plus accrued interest income, less amounts withdrawn to pay benefits. The common and commingled institutional pool investments are valued at the net asset value per share of the individual collective pools included in each respective fund, which are based on the fair value of the underlying assets.  The fair value of the Interest Income Fund is based on the fair value of the underlying assets. The investments held by the Interest Income Fund include government securities, corporate bonds, asset-backed securities, and mortgage-backed securities and are valued using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models.  These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.  The fair value of wrapper contracts provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  See Note 4 for additional information.

The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense (see Note 3).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of investments by the Master Trust are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments of the Master Trust is recorded as earned on an accrual basis.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 -	Summary of Significant Accounting Policies (Continued)

Investment Contracts - The Master Trust, through its investment in the Interest Income Fund, invests in synthetic investment contracts (synthetic GICs).  A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, short to intermediate-term fixed-income securities and money market accounts.  The Master Trust purchases a wrap contract from insurance companies and financial services institutions.

A synthetic GIC contract credits a stated interest rate for a specified period of time.  Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis.  Synthetic GICs provide for a variable crediting rate, which resets on some periodic basis.  The crediting rate set by the wrap contracts resets quarterly. The quarterly crediting rate set by the wrap contracts does not include the short-term investments (e.g. money market account) used for benefit-responsive events. While the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero, the actual quarterly interest rate credited to the Master Trust is impacted by the current yield of the short-term investments used for benefit-responsive events.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.  The crediting rate can be adjusted periodically, but in no event is the crediting rate less than zero percent.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 -	Summary of Significant Accounting Policies (Continued)

Certain events limit the ability of the Master Trust to transact at contract value with the insurance company and the financial institution issuer.  Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Interest Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Interest Income Fund.  The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The synthetic investment contracts generally impose conditions on both the Master Trust and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement.  The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value.  The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made prorata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 -	Summary of Significant Accounting Policies (Continued)

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination.  If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of  acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract.  If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2011	2010
Average yield for synthetic GICs:
Based on actual earnings	1.55%	1.99%
Based on interest rate credited to participants	3.09%	3.23%

Contributions - Contributions to the Plan from participants and, when applicable, from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

Payment of Benefits - Benefits are recorded when paid.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 -	Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements - In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.   The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept, measurement of an instrument classified in an entity’s shareholder’s equity and disclosure of quantitative information about the unobservable inputs for Level 3 fair value measurements. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first interim or annual period beginning after December 15, 2011, and should be applied prospectively.  The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust’s invested assets consist of company stock, equity and fixed-income mutual funds, equity and fixed-income commingled institutional pools, and synthetic GIC investments.  Investment securities are exposed to various risks, such as interest rate, market, and credit.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 -	Summary of Significant Accounting Policies (Continued)

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 3 -	The Master Trust

The Company established the Master Trust pursuant to a trust agreement between the Company and State Street Bank and Trust Company, as trustee, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes.  The assets of the Master Trust are held by State Street Bank and Trust Company.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 201

Note 3 -	The Master Trust (Continued)

Employee benefit plans participating in the Master Trust as of December 31, 2011 and 2010 include the following defined contribution plans:

•      Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
•      Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
•      Ford Retirement Plan

All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

The interest of each such plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or that investment option as a whole.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 3 -	The Master Trust (Continued)

A summary of the net assets of the Master Trust as of December 31, 2011 and 2010 is as follows:

	2011	2010
Investments - Fair value:
Ford Stock Fund:
Ford common stock	$2,876,261,475	$4,550,391,481
Money market fund	38,178,837	71,753,019
Mutual funds	2,039,416,315	2,869,524,340
Common and commingled institutional pools	2,796,336,109	1,975,406,949
Interest income fund:
Security-backed contracts	2,196,744,536	2,313,520,048
Wrapper contract	542,554	6,279,235
Money market fund	199,503,568	100,970,590

Total master trust investments at fair value	10,146,983,394	11,887,845,662

Receivables and unsettled trades-net	5,613,525	455,237
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(85,827,152)	(71,266,047)
Total master trust net assets	$10,066,769,767	$11,817,034,852

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 3 -	The Master Trust (Continued)

During the year ended December 31, 2011, the Master Trust investment loss was comprised of the following:

Net depreciation:
Ford Stock Fund - Ford common stock	$(1,621,295,254)
Mutual funds	(112,028,320)
Common and commingled institutional pools	(31,802,989)
Interest Income Fund - Security-backed contracts	61,397,294

Total net depreciation	(1,703,729,269)

Interest and dividend income	61,249,035

Total master trust investment loss	$(1,642,480,234)

The Ford Stock Fund is a unitized account that is comprised primarily of Ford Motor Company common stock, except a small portion of the fund is invested in cash or a cash equivalent or other short term investments to provide liquidity for daily activity.

The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, Company matching contributions (vested and unvested), earnings and dividends.  All participant assets are self-directed.

The Plan's interest in the Master Trust represented approximately 65 and 64 percent of the total assets in the Master Trust at December 31, 2011 and 2010, respectively.

Note 4 -	Fair Value Disclosures

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 4 -	Fair Value Disclosures (Continued)

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 4 -	Fair Value Disclosures (Continued)

Disclosures concerning assets measured at fair value on a recurring basis are as follows:

Assets Measured at Fair Value at December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets - Master Trust investments:
Mutual funds:
Equity investments	$1,785,899,647	$-	$-	$1,785,899,647
Fixed-income investments	253,516,668	-	-	253,516,668
Total mutual funds	2,039,416,315	-	-	2,039,416,315

Interest Income Fund	-	2,396,790,658	-	2,396,790,658
Common and commingled institutional pools:
Equity investments (1)	-	1,744,863,805	-	1,744,863,805
Fixed-income investments (2)	-	502,625,800	-	502,625,800
Retirement year-based investments (3)	-	548,846,504	-	548,846,504
Short-term investments (4)	-	38,178,837	-	38,178,837
Total common and commingled institutional pools	-	2,834,514,946	-	2,834,514,946

Employer securities - Ford common stock	2,876,261,475	-	-	2,876,261,475
Total master trust investments	$4,915,677,790	$5,231,305,604	$-	$10,146,983,394

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 4 -	Fair Value Disclosures (Continued)

Assets Measured at Fair Value at December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets - Master Trust investments:
Mutual funds:
Equity investments	$2,621,568,644	$-	$-	$2,621,568,644
Fixed-income investments	247,955,696	-	-	247,955,696
Total mutual funds	2,869,524,340	-	-	2,869,524,340

Interest Income Fund	-	2,420,769,873	-	2,420,769,873
Common and commingled institutional pools:
Equity investments (1)	-	1,091,010,153	-	1,091,010,153
Fixed-income investments (2)	-	380,572,296	-	380,572,296
Retirement year-based investments (3)	-	503,824,500	-	503,824,500
Short-term investments (4)	-	71,753,019	-	71,753,019

Total common and commingled institutional pools	-	2,047,159,968	-	2,047,159,968
Employer securities - Ford common stock	4,550,391,481	-	-	4,550,391,481
Total master trust investments	$7,419,915,821	$4,467,929,841	$-	$11,887,845,662

(1) This class invests primarily in common and commingled institutional pools that invest primarily in equity securities which may include common stocks, options, and futures.

(2) This class invests primarily in common and commingled institutional pools that invest in a variety of fixed-income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options, and futures.

(3) This class invests primarily in common and commingled institutional pools with investments in both equity and debt securities.  The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, interest rate swaps, options, and futures.

(4) This class invests primarily in fixed-income securities, including but not limited to, bonds, notes or other investments such as government securities, commercial paper, certificates of deposit, master notes or variable amount notes, with the objective of providing current income consistent with  the preservation of capital and the maintenance of liquidity.  Short-term investments are valued at $1.00/unit, which approximates fair value.

There were no unfunded commitments or redemption restrictions on the investments described above.

The Plan and Master Trust also hold other assets and liabilities not measured at fair value on a recurring basis including contributions receivable and net receivables and unsettled trades.  The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.

The Plan’s policy to recognize transfers between levels of the fair value hierarchy is as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2011.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 5 -	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 8, 2003, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has since been amended and restated through December 31, 2011.  The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

Note 6 -	Administration of Plan Assets

The Master Trust assets are held by the trustee of the Plan, State Street Bank and Trust Company.  The assets of the Interest Income Fund (the “Fund”) are held by the Fund’s custodian, The Northern Trust Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries.  No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Note 7 -	Plan Termination

The Company, by action of the board of directors, may terminate the Plan at any time.  Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of their account balance.  Upon termination of the Plan, participants would become fully vested.  In the event of termination, all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Notes to Financial Statements
December 31, 2011 and 2010

Note 8 -	Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500.  The net assets on the financial statements were lower than those on Form 5500 at December 31, 2011 and 2010 by $49,142,787 and $40,969,425, respectively.  Additionally, the decrease in net assets on Form 5500 for the year ended December 31, 2011 is lower than the financial statements by $8,173,362.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-0549190, Plan 010
December 31, 2011

(a)(b) Identity of Issuer, Lessor, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

* Participants	Participant notes receivable bearing interest at rates ranging from 3.25 percent to 9.50 percent	-	$87,194,412

* Denotes party in interest

Schedule 1